UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Randall M. Ruhlman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
166,266
	8	SHARED VOTING POWER
1,449,160
	9	SOLE DISPOSITIVE POWER
166,266
	10	SHARED DISPOSITIVE POWER
1,449,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 30.04%
14	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 740444 10 4

EXPLANATORY NOTE

Randall M. Ruhlman (the “Reporting Person”) filed a Schedule 13D in March 2004, which has been further amended by Schedule 13D/A filings in February 2005, September 2006 and December 2008. All previous Schedule 13D filings by the Reporting Person are collectively referred to herein as the “Schedule 13D.”

This Amendment No. 4 to the Schedule 13D (this “Amendment”) amends the Items included below in the Schedule 13D relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143.

Item 4.                Purpose of Transaction.

This Amendment is being filed by the Reporting Person to report a decrease in the Reporting Person’s beneficial ownership of the Common Shares.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.                Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Reporting Person beneficially owns 1,615,426 Common Shares, or 30.04%.

(b)	The Reporting Person has sole voting and dispositive power with respect to 166,266 Common Shares.

The Reporting Person has shared voting and dispositive power with respect to 1,449,160 Common Shares, which includes (i) 46,656 Common Shares held in a trust for the benefit of the Reporting Person and his children and of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, (ii) 34,656 Common Shares held in a trust for the benefit of Robert G. Ruhlman and his children and of which the Reporting Person and Robert G. Ruhlman serve as co-trustees, (iii) 400,452 Common Shares held in the Ethel B. Peterson Trust of which KeyCorp is the trustee and for which the Reporting Person and Robert G. Ruhlman act as co-Trust Advisors, (iv) 928,201 Common Shares held in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr (the “Irrevocable Trust”) of which Bernard L. Karr is the trustee and for which the Reporting Person and Robert G. Ruhlman act as co-Trust Advisors, and (v) 39,195 Common Shares held by the Thomas F. Peterson Foundation (the “Foundation”) for which the Reporting Person serves as a Trustee and Secretary. Voting and dispositive power with respect to the Common Shares held by the Foundation is shared with Barbara P. Ruhlman, who serves as a Trustee and the President of the Foundation, and Robert G. Ruhlman, who serves as a Trustee and Vice President of the Foundation.

Robert G. Ruhlman serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Company. His business address is Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Robert G. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five year, Robert G. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert G. Ruhlman is a citizen of the United States.

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CUSIP No. 740444 10 4

Barbara P. Ruhlman serves as President of the Foundation. Her business address is c/o Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Barbara P. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five year, Barbara P. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Barbara P. Ruhlman is a citizen of the United States.

(c)	None.

(d)	The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

The percentages of Common Shares held set forth herein are based on 5,378,254 Common Shares outstanding as of January 21, 2013, which number outstanding was provided by the Company to the Reporting Person.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

On August 14, 2012, the Company purchased at a price per share of $54.92, 20,940 Common Shares from the Irrevocable Trust pursuant a Shares Purchase Agreement, dated August 14, 2012, between the Company and the Irrevocable Trust, and 9,470 Common Shares from the Foundation pursuant a Shares Purchase Agreement, dated August 14, 2012, between the Company and the Foundation.

On May 10, 2011, the Company purchased at a price per share of $69.21, 15,172 Common Shares from the Irrevocable Trust pursuant a Shares Purchase Agreement, dated May 10, 2011, between the Company and the Irrevocable Trust, and 14,670 Common Shares from the Foundation pursuant a Shares Purchase Agreement, dated May 10, 2011, between the Company and the Foundation.

On August 17, 2010, the Company purchased at a price per share of $32.43, 32,687 Common Shares from the Irrevocable Trust pursuant a Shares Purchase Agreement, dated August 17, 2010, between the Company and the Irrevocable Trust.

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CUSIP No. 740444 10 4

Item 7.              Exhibits

Item 7 of the Schedule 13D is amended to add the following:

(a)	Shares Purchase Agreement, dated August 14, 2012, between the Company and the Irrevocable Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated August 14, 2012).

(b)	Shares Purchase Agreement, dated August 14, 2012, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated August 14, 2012).

(c)	Shares Purchase Agreement, dated May 10, 2011, between the Company and the Irrevocable Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated May 10, 2011).

(d)	Shares Purchase Agreement, dated May 10, 2011, between the Company and the Foundation (incorporated by reference to the Company’s Current Report on Form 8-K dated May 10, 2011).

(e)	Shares Purchase Agreement, August 17, 2010, between the Company and the Irrevocable Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated August 17, 2010).

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CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

By:	/s/ Randall M. Ruhlman
Randall M. Ruhlman

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